November 4, 2011

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barros:

Nuveen Long/Short Commodity Total Return Fund

333-174764

This letter responds to the comments contained in your letter dated September 26, 2011, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 of the Nuveen Long/Short Commodity Total Return Fund (the “Fund”). For convenience, each of your comments is repeated below, with our response immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 2, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the initial Registration Statement, is enclosed for your convenience.

General

1.	Comment. We note your response to comment 1 of our letter dated July 5, 2011. Please continue to update us regarding the status of the National Futures Association’s review.

Response: We have received a letter dated September 19, 2011 indicating that, after review of Pre-Effective Amendment No. 1, the NFA “has no comments at this time.” We are providing that letter to the staff supplementally.

2.	Comment. We note your response to comment 2 of our letter dated July 5, 2011. We have referred your analysis to the Division of Investment Management and their review of your response is pending. We may have follow-up comments.

Response: Please let us know if we can be of any further assistance to the staff or the Division of Investment Management with respect to this comment.

Ms. Sonia Gupta Barros

November 4, 2011

3.	Comment. We note your response to comment 4 of our letter dated July 5, 2011, and the supporting materials sent separately. However, the materials provided do not appear to support all of the quantitative and qualitative business and industry data used in the registration statement. For example only, we note the figures used in the charts on pages 105 and 106 do not correspond to the figures provided in the supplemental materials. Please revise your disclosure as appropriate. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you, whether by the company or another entity, in connection with this offering. You indicate that Morningstar updated return data to July 2011 so that it could be included in this filing. If information was prepared specifically for you, please provide an analysis as to why a consent is not required under Rule 436. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: We are providing updated supporting material supplementally to the staff (in paper form, with a cover letter referring to Rule 418), and information in Exhibits 1 through 8 in Part Two of the prospectus has been updated through September 30, 2011 and otherwise revised where appropriate to correspond with the updated supporting material. The information produced by Morningstar is publicly available, and was not prepared specifically for the Fund, and none of the other supporting materials were prepared specifically for the Fund. Furthermore, we have added several additional cross references throughout the registration statement to help support all the quantitative and qualitative business and industry information provided.

4.	Comment. We note your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011. We will continue to monitor for your response to these comments.

Response: As previously noted, the Fund will file another pre-effective amendment containing a revised fee table and additional information concerning underwriters prior to any offer of shares by the Fund or printing of red herrings.

Prospectus Cover Page

5.	Comment. We note your response to comment 14 of our letter dated July 5, 2011. Please expand your risk factor disclosure on page 31 to address other risks associated with this form Schedule K-1.

Ms. Sonia Gupta Barros

November 4, 2011

Response: We have revised the risk factor on page 33 to read as follows:

“You will be receiving a Schedule K-1 reporting your allocable portion of the tax items of the Fund. This form is expected to be available by the first week of March following the taxable year it relates to. If there were a delay in making your Schedule K-1 available, it could be more difficult for you to complete your tax return in a timely fashion. Shareholders who seek advice from tax advisors with respect to their Schedule K-1 may incur additional costs in the form of fees.”

Who May Want to Invest, page 2

6.	Comment. We note your statement that an investment may be appropriate for investors seeking “reduced volatility of returns compared with long-only commodity strategies.” Please provide support for this statement.

Response: Nuveen believes this statement is supported by Exhibit 1 on page 110 in Part Two of the document, which shows a lower annualized standard deviation for the Morningstar® Long Short CommoditySM Index (11.04) than for either the S&P GSCI Index (21.14) or the Dow Jones UBS Commodity Index (15.01) which are the most widely referenced long-only commodity market benchmarks.

Investment Strategy, page 3

7.	Comment. Please explain what you mean by your statement: “[B]ecause the Fund will not short energy futures contracts, it instead will invest amounts that otherwise would have been allocated to an energy futures contract in cash.” It is not clear how investing in cash creates a flat position with respect to these contracts.

Response: The explanation on page 4 of the prospectus of the Fund’s long, short and flat exposure, and its energy positions, has been revised, and now reads as follows:

“The relative balance of the Fund’s long/short exposure may vary significantly over time, and at certain times, the Fund’s aggregate exposure may be all long, all short and flat or may consist of various combinations (long, short and flat) thereof. Gresham intends to manage its overall strategy so that the notional amount of the Fund’s combined long, short and flat commodity futures positions will not exceed 100% of the Fund’s net assets.

Ms. Sonia Gupta Barros

November 4, 2011

The Fund has no intention to short energy futures contracts because the prices of energy futures contracts are generally more sensitive to geopolitical events than to economic factors and as a result, significant price variations are often driven by factors other than supply-demand imbalances. References to a flat position mean that instead of shorting energy futures contracts when market signals dictate, the Fund will have no futures contracts positions, either long or short, for that energy commodity. See “The Fund’s Investments — Commodity Investments — Long/Short Commodity Investment Program” for more information concerning the Fund’s energy positions, including flat positions.”

In addition, the following language explaining the reference to a flat position has been added on page 35 under the heading “The Fund’s Investments — Commodity Investments — Long/Short Commodity Investment Program”:

“References to a flat position mean that instead of investing to short energy futures contracts when market signals might dictate, the Fund will have no futures contracts positions, either long or short, for that energy commodity. In that circumstance, the sum of the notional value of the portfolio’s futures contracts will be less than the sum of the collateral assets. The difference quantitatively equals the notional value of what would have been the short portion in energy and is generally referred to as the “flat” position in energy. Because the Fund holds no futures contracts to express a flat position, commodity traders customarily say that being flat is the equivalent of being invested in cash. The amounts that otherwise would have been allocated to an energy futures contract are held in cash as collateral for the Fund.”

8.	Comment. We note your response to comment 11 of our letter dated July 5, 2011. Please revise your disclosure to clarify that Gresham has very limited discretion in deciding which commodities to invest in though it can use discretion in determining which contracts to select. Please also revise your disclosure in the summary to describe that the long/short commodity investment program rules were developed by Gresham and that they are not the same as the rules governing the Index.

Response: The Fund believes that the following revised language on pages 5-6 makes clear that the commodities the Fund will invest in will track the Index and that the investment program rules were developed by Gresham:

Ms. Sonia Gupta Barros

November 4, 2011

“Gresham’s long/short commodity investment program rules are proprietary, were developed by its senior portfolio management team, and expand upon the rules governing the Index. Upon completing the initial investment of the net proceeds of the offering, the Fund expects that the commodity futures contracts, their relative weights and long/short direction will substantially replicate the constituent holdings and weights of the Index. Although Gresham may exercise discretion in deciding which commodities to invest in, typically the Fund expects to follow certain rules pertaining to eligible commodity futures contracts, weights, diversification, rebalancing, and annual reconstitution that are the same as those for the Index in order to minimize the divergence between the price behavior of the Fund’s commodity futures portfolio and the price behavior of the benchmark Index (such divergence is referred to as “tracking error). Over time, the Fund’s commodity investments managed pursuant to Gresham’s long/short commodity investment program may differ from those of the Index.

In addition, in actively managing the Fund’s long/short portfolio of commodity futures contracts, Gresham seeks to add value compared with the Index by implementing the following proprietary investment methods: i) trading contracts in advance of monthly index rolls; ii) individual commodity futures contract selection; and iii) active implementation. As a result, the roll dates, terms, underlying contracts and contract prices selected by Gresham may vary significantly from the Index based upon Gresham’s implementation of the long/short commodity investment program in light of the relative value of different contract terms. Gresham’s active management approach is market-driven and opportunistic and is intended to minimize market impact and avoid market congestion during certain days of the trading month.”

Break-Even Analysis, page 16

9.	Comment. Please revise your disclosure in the fee table to include anticipating rebalancing costs. If you do not expect to incur any such costs in the first year, you may revise the narrative disclosure surrounding the table to discuss your estimate of such expected expenditures in the future.

Response: Rebalancing costs are included in “Brokerage Commissions and Fees” in the table and the second sentence of footnote 3 has been revised to read as follows:

Ms. Sonia Gupta Barros

November 4, 2011

“Brokerage commissions and transaction fees include rebalancing costs, markups and markdowns on fixed income trades, floor brokerage, and NFA, exchange, clearing and give-up fees.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 70

10.	Comment. We note your disclosure on page 70 that states that the Morningstar Long/Short Commodity Index outperformed traditional market benchmarks in volatile markets such as 1998, 2001 and 2008 as illustrated in Exhibit 4 of Part Two. Exhibit 4 does not illustrate returns from 1998. Please revise your disclosure or explain.

Response: The disclosure in Management’s Discussion and Analysis on page 73 has been revised to remove references to 1998.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4321 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker

Copies to:	Gifford Zimmerman
Christopher Rohrbacher